UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 2)

Quorum Health Corporation

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

74909E106

(CUSIP Number)

Shulamit Leviant, Esq.

Davidson Kempner Capital Management LP

520 Madison Avenue, 30th Floor

New York, NY 10022

(212) 446-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 74909E106

(1)	Name of reporting person M. H. Davidson & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 24,367
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 24,367

(11)	Aggregate amount beneficially owned by each reporting person: 24,367
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.07%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Partners
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 149,171
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 149,171

(11)	Aggregate amount beneficially owned by each reporting person: 149,171
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.46%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Institutional Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 328,354
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 328,354

(11)	Aggregate amount beneficially owned by each reporting person: 328,354
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.01%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner International, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 359,257
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 359,257

(11)	Aggregate amount beneficially owned by each reporting person: 359,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.1%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 782,997
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 782,997

(11)	Aggregate amount beneficially owned by each reporting person: 782,997
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.4%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,327,380
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,327,380

(11)	Aggregate amount beneficially owned by each reporting person: 1,327,380
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.06%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Capital Management LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526

(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.1%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Anthony A. Yoseloff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526

(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.1%
(14)	Type of reporting person (see instructions): IN

Explanatory Note

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) filed by the Reporting Persons relates to the continuation of discussions between the Reporting Persons and Quorum Health Corporation, a Delaware corporation (the “Issuer”) since the date of the Schedule 13D filed on April 11, 2019, as amended on February 5, 2020, with respect to the Common Stock of the Issuer (the “Schedule 13D Filing”). This Amendment No. 2 amends and supplements the Schedule 13D Filing. Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings as are ascribed to such terms in the Schedule 13D Filing.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As described by the Issuer in its Current Report on Form 8-K filed on April 7, 2020 (the “Issuer 8-K”), on April 7, 2020, the Issuer and certain of its subsidiaries filed voluntary petitions under Chapter 11 of Title 11 of the United States Code with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement the financial restructuring of the Issuer (the “Restructuring”). In connection with the Restructuring, on April 6, 2020, the Issuer and certain of its subsidiaries entered into a restructuring support agreement (together with all exhibits and schedules thereto, the “Restructuring Support Agreement”) with (i) the lenders, including an affiliate of DKCM, (a) who constitute more than a majority in number of the lenders under the outstanding term loan facility (the loans thereunder, the “Term Loans”) and the outstanding revolving loan facility (the loans thereunder, the “Revolving Loans”, and together with the Term Loans, the “First Lien Loans”) under that certain credit agreement (the “Senior Secured Credit Agreement”), dated as of April 29, 2016, by and among the Issuer, as borrower, each of the guarantors named therein, the lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the lenders under the Senior Secured Credit Agreement, and (b) who hold at least two-thirds of the aggregate outstanding principal amount of the First Lien Loans (the “Consenting First Lien Lenders”), and (ii) the holders, including CO, DKP, DKIP, DKIL, DKDOF, DKDOI and certain other affiliates of DKCM, (x) who constitute a majority in number of the holders of the $400,000,000 aggregate outstanding principal amount of 11.625% senior notes due 2023 issued by the Issuer (the “Senior Notes”) and (y) who hold at least two-thirds of the aggregate outstanding principal amount of the Senior Notes (the “Consenting Noteholders”, and collectively with the Consenting First Lien Lenders, the “Consenting Stakeholders”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed to support a financing reorganization of the Issuer consistent with the terms and conditions set forth in the Restructuring Support Agreement. The Issuer 8-K describes material terms of the Restructuring Support Agreement, including that, upon successful completion of the Restructuring, holders of the Senior Notes will receive, in exchange for the discharge, termination and release of the Senior Notes, (i) 100% of the new common stock (the “New Common Stock”) of the Issuer as reorganized (the “Reorganized QHC”) after the conclusion of its Chapter 11 bankruptcy cases, subject to dilution for certain issuances of New Common Stock, including, without limitation, the transactions contemplated pursuant to the Equity Commitment Agreement (as described below) and (ii) beneficial interests in a new litigation trust established for the benefit of holders of claims under Senior Notes. Further, each holder of Term Loans will receive its pro rata share of: (i) $50 million to $100 million in cash, as determined by the holders of at least 50% of the aggregate commitment amounts of all commitment parties party to the Equity Commitment Agreement; and (ii) a senior secured exit term loan facility, as further described in the Issuer 8-K.

On April 6, 2020, the Issuer and certain of the Consenting Noteholders, including CO, DKP, DKIP, DKIL, DKDOF, DKDOI and certain other affiliates of DKCM, entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) under which such Consenting Noteholders (the “Equity Commitment Parties”) have agreed to commit at least $200 million (which amount may be increased to $250 million under certain circumstances) (the “Equity Commitment Aggregate Amount”) in new funds to purchase shares of new common stock of the Reorganized QHC (the “New Common Equity Raise”). Additionally, the Reorganized QHC will issue to the Equity Commitment Parties shares of new common stock in an amount equal to 7.5% of the Equity Commitment Aggregate Amount, issued at an equity commitment premium price per share equal to $10.00.

Pursuant to the Restructuring, if the Restructuring is approved by the Bankruptcy Court, all common stock of the Issuer, including the common stock currently beneficially owned by the Reporting Persons, will be cancelled.

The Restructuring Support Agreement contain certain additional covenants, conditions and milestones and the Restructuring remains subject to the requisite vote of creditors and approval of the Bankruptcy Court. The Restructuring Support Agreement may also be terminated by the parties thereto upon the occurrence of certain events as discussed in further detail in the Issuer 8-K, including relief being granted by the Bankruptcy Court that is inconsistent with any definitive restructuring document or the failure to satisfy one or more milestones set forth in the Restructuring Support Agreement. As of the date hereof, the Restructuring has not been approved by the Bankruptcy Court. The summary of the Restructuring, therefore, may not reflect the definitive versions of these agreements and transactions and are qualified in their entirety by reference to the definitive agreements and transactions, as approved by the Bankruptcy Court.

The foregoing descriptions of the Restructuring Support Agreement and the Equity Commitment Agreement do not purport to be complete and are qualified in their entirety by reference to the agreements, filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The ownership percentages appearing on the cover page of this Schedule 13D have been calculated based on 32,664,536 shares of Common Stock of the Issuer outstanding as of April 3, 2020, as reported in the Issuer’s Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on April 10, 2020. The response of each of the Reporting Persons to rows (7) through (11) of such cover page are incorporated herein by reference.

Item 6. Agreements

The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Restructuring Support Agreement, dated as of April 6, 2020, by and among the Issuer and the Consenting Stakeholders, incorporated herein by reference to Exhibit 10.1 to the Issuer 8-K.

Exhibit 99.2	Equity Commitment Agreement, dated April 6, 2020, by and among the Company and certain of the Consenting Noteholders, incorporated herein by reference to Exhibit 10.2 to the Issuer 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 10, 2020

By:	/s/ Anthony A. Yoseloff
Name:	ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP and (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.